UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

John Hancock Marathon Asset-Based Lending Fund

(Name of Issuer)

John Hancock Marathon Asset-Based Lending Fund

(Name of Person(s) Filing Statement (Issuer))

Class I, Class S and Class D Shares of Beneficial Interest

(Title of Class of Securities)

ABLFX, ABLHX, and ABLGX

(CUSIP Number of Class of Securities)

Christopher Sechler, Esq

200 Berkeley Street

Boston, MA 02116

(617)- 663- 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Mark P. Goshko

George J. Zornada

K&L Gates LLP

1 Congress Street, Suite 2900

Boston, MA 02114

August 21, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Tender Offer Statement

This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 21, 2025 by the John Hancock Marathon Asset-Based Lending Fund (the “Fund”) relating to the Fund’s offer to repurchase common shares of beneficial interest of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $11,490,000.00 (the “Offer”) and constitutes an amendment disclosing a material change pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

The shareholder meeting referenced in the Statement and Offer related to the approval of the conversion of the Fund to an interval fund as well as certain related matters scheduled for October 9, 2025 will not be held on that date, and, accordingly, the Fund will not convert to an interval fund on or around November 18, 2025. A shareholder meeting relating to the interval fund conversion is expected to be rescheduled on a date sometime in the first quarter of 2026, with implementation of the conversion expected to take place as soon thereafter as practicable following shareholder approval.

Except as specifically provided herein, the terms of the Offer remain unchanged and the information set forth in the Statement, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

You should read this Amendment No. 1 together with the Statement, the Offer to Purchase and the related Letter of Transmittal.

Item 12. Exhibits.

Exhibit

99.1	Cover Letter to Offer to Repurchase.*

99.2	Offer to Repurchase.*

99.3	Form of Letter of Transmittal.*

99.4	Filing Fee Exhibit.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on August 21, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2025

JOHN HANCOCK MARATHON ASSET-BASED LENDING FUND

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President, Chief Executive Officer, and Trustee

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